Form N-SAR for First Defined Portfolio Fund, LLC - Fiscal period ended 6/30/2007

Sub-Item 77K: Changes in registrant's certifying accountants

At a meeting held on March 12, 2007, the Board of Trustees of the Company selected Deloitte & Touche LLP ("Deloitte") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007. Deloitte will audit the Company's financial statements and perform other related audit services. Ernst
& Young LLP ("E&Y") served as the Company's independent registered public accounting firm for the fiscal years ended December 31, 1999 through December 31, 2006. E&Y audited the Company's financial statements and performed other related audit services.

The Company's Audit Committee recommended, and both the Audit Committee and the Company's full Board of Trustees approved, the decision to change independent registered public accounting firms.

During the Company's past two fiscal years and any subsequent interim period: (i) no report on the Company's financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and
(ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.